April 18, 2018

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, NE
Washington, DC 20549
Attention:    Christina Chalk, Esq., Senior Special Counsel
Folake Ayoola, Esq., Special Counsel

Re:	Acacia Research Corp.
Preliminary Proxy Statement on Schedule 14A
Filed on April 2, 2018
File No. 001-37721

Dear Ms. Chalk and Ms. Ayoola:

On behalf of our client, Acacia Research Corporation (the “Company”), we are responding to the comments in respect of the Preliminary (Contested) Proxy Statement on Schedule 14A filed by the Company on April 2, 2018 (the “Preliminary Proxy Statement”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter to Robert B. Stewart, Jr., the President of the Company, dated April 12, 2018 (the “Comment Letter”). Together with these responses, the Company is concurrently filing with the Commission its revised Preliminary (Contested) Proxy Statement via EDGAR.

The Company’s responses to the Staff’s comments are indicated below, immediately following a restatement of each comment in bold, italicized type. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.

Who will bear the cost of this solicitation?, page 5

1.	Staff Comment: You state that “proxies may also be solicited in person, by telephone, or by facsimile by our directors, officers and employees without additional compensation.”

a.	Please revise to describe the class or classes of employees. Refer to Item 4(b)(2) of Schedule 14A.

Company Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 to state that proxies may be solicited by “regular” employees of the Company.

b.	Please be advised that all written soliciting materials must be filed under the cover of Schedule 14 on the date of first use. Refer to 14a-6(b) and (c). Please confirm your understanding.

Company Response: We have been informed by the Company that the Company has reviewed and understands the requirements of Rules 14a-6(b) and (c) and undertakes to comply therewith.

Background of the Solicitation, page 7

2.
Staff Comment: To the extent there was communication between representatives of the company and representatives of Sidus prior to January 26, 2018, please revise to describe such communications leading up to the contested solicitation (including who participated on each side, who initiated the communication, and the form of the communication) or tell us in your response letter why you have determined that this information is not material.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 to describe all material communications between representatives of the Company and representatives of Sidus that took place prior to January 26, 2018 (including the participants on each side, the party that initiated the communication, and the form of the communication).

3.
Staff Comment: You state that, on March 8, 2018, without accepting your invitation to continue discussions, Sidus delivered to you a notice of its intention to nominate two or three director candidates for election to the Board. Please revise to provide the dates and how the invitation for further discussion was made to representatives of Sidus.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 to delete the phrase “without accepting our invitation to continue discussions …”

4.
Staff Comment: To the extent representative of the company received a request from any representatives of Sidus between January 26, 2018 and March 8, 2018 with respect to a scheduling a meeting with Mr. Graziadio, please revise to provide the dates and details of such requests, and the company’s response(s), including why the requests were not granted, if applicable.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 to provide the dates and details of all requests received by the Company from any representatives of Sidus between January 26, 2018 and March 8, 2018 with respect to a scheduling a meeting with Mr. Graziadio, as well as the Company’s response(s) to such requests, including the reasons the requests were not granted (where applicable).

5.
Staff Comment: In March 2018, the board of directors adopted a resolution increasing the size of the board of directors from six to eight directors and appointing Joseph E. Davis as a Class I director and appointing Mr. Falzone as a Class II director. Please revise, where applicable, to explain why the Board increased the size of the board of directors. Your revised disclosure should also address the reasons for the timing of the expansion of the board at a time when the company had already received notice from Sidus of its board nominations of possibly three and then later two board nominees. In addition, note the effect of the board expansion on the outcome of the existing competing solicitation by Sidus; it appears that expanding the size of the board in the face of a proxy contest will have the effect of diluting the board representation of Sidus’ nominees even if they are elected to the board.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure on page 7 to explain the reasons for the Board’s decision to increase the size of the Board and appoint Messrs. Davis and Falzone as directors, including the reasons for taking such action at a time when the Company had already received Sidus’ notice of nomination of candidates for election to the Board at the Annual Meeting. In addition, the Company has revised the applicable disclosure to reflect the death of Edward W. Frykman, one of the Company’s directors, on April 14, 2018, and the subsequent reduction of the Board size from eight to seven directors.

The Company also respectfully advises the Staff that the Company does not believe that the appointment of Messrs. Davis and Falzone to the Board and the related expansion of the size of the Board from six to eight directors would have the effect of diluting the Board representation of Sidus’ nominees if they are elected to the Board at the Annual Meeting. The Board has determined that each of Messrs. Davis and Falzone is an independent director under the applicable Nasdaq rules. Following their appointment and the recent death of Mr. Frykman, the Board currently consists of seven directors, six of whom are independent directors. If Sidus’ two nominees are elected to the Board, any of their proposals that wins the support of at least two independent directors will pass. The same would have been the case when the Board consisted of six directors. Accordingly, the Company believes that the net expansion of the Board size from six to seven directors will have no impact on the ability of Sidus’ nominees to influence the direction of the Company’s business if they are elected to the Board at the Annual Meeting.

On behalf of the Company, we hereby confirm the Company’s and its management’s understanding that they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the foregoing responses to the Staff’s comments or require additional information, please do not hesitate to contact me at (212) 801-2222.

Sincerely,

/s/: Dennis J. Block
Dennis J. Block

cc:    Robert B. Stewart, Jr., President, Acacia Research Corporation
Dmitriy Tartakovskiy, Greenberg Traurig, LLP